Exhibit 99.1

For Immediate Release

Compugen Ltd. Reports Fourth Quarter and Calendar 2012
Financial Results

Company discloses key 2013 corporate objectives

TEL AVIV, ISRAEL – February 20, 2013 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the fourth quarter and year ended December 31, 2012 and disclosed its primary objectives for 2013.

Dr. Anat Cohen-Dayag, president and CEO of Compugen, stated, “During the past three years, we have successfully established one of the most impressive discovery pipelines in the biopharma industry. This accomplishment has both validated our long-term research commitment to the creation of a unique predictive discovery infrastructure and provided the Company with broad opportunities for initial commercialization and ongoing growth. Accordingly, included in our objectives for 2013 are the following:

•	Enter into collaboration arrangements covering the development and commercialization of two or more of the Company's Pipeline candidates.

•	Choose one or more Pipeline candidates for further development through initial human clinical trials by the Company.

•	Undertake process development towards GMP manufacture of one of our lead Fc fusion protein candidates.

•	Advance in our Pipeline Program the next wave of “immune checkpoint” based product candidates from our initial focused discovery program and initiate our second focused discovery program.

•
Conduct initial validation studies of monoclonal antibodies generated by our South San Francisco subsidiary against at least three Compugen oncology targets and have active programs for at least five monoclonal antibody programs by yearend.

•	Develop a new platform to enhance predictive discovery of product candidates within the area of protein-protein interactions, a complex area of high industry interest.

Martin Gerstel, chairman of Compugen, added, “Our primary corporate objectives for 2013 clearly demonstrate that this past year represented an important inflection point for our Company. During 2012, the first wave of therapeutic product candidates in our Pipeline Program successfully reached the stage where we now have the ability to choose, on a product by product basis, which products should move forward under early stage commercialization and licensing arrangements, and which should continue to be developed through initial human clinical trials on our own.  In this regard, the high level of interest being expressed by leading companies in the industry as we now pursue possible collaboration arrangements provides us with further confirmation and confidence with respect to the potential medical and commercial value of these product candidates and the power of our unique predictive discovery capabilities."

Compugen’s net loss for calendar 2012 was $13.6 million (after reflecting non-cash items of $3.1 million consisting of an expense of $2.5 million related to stock based compensation and a non-cash financial loss of $588,000 related to the accounting for certain research and development funding arrangements), or $0.38 per share, compared with a net loss of $12.0 million (after reflecting non-cash items of $3.5 million consisting of an expense of $3.4 million related to stock based compensation and a non-cash financial loss of $113,000 related to the accounting for certain research and development funding arrangements), or $0.35 per share, for 2011. The increase in net loss for calendar 2012, compared with the same period in 2011, resulted in large part from increased research and development expenses, net, as further discussed below.

Research and development expenses, net, for the fourth quarter of 2012 were $2.6 million, compared with $1.9 million for the fourth quarter of 2011, and remained the Company’s largest expense. Research and development expenses, net, for calendar 2012 were $9.4 million, compared with $6.8 million for 2011. The growth in research and development expenses, net, for the fourth quarter and full year, reflects establishment and initiation of activities at the South San Francisco operation as well as increasing levels of activity in support of the Company’s Pipeline Program, and a decrease in governmental and other grants, which are deducted from research and development expenses in calculating research and development expenses, net.

As of December 31, 2012 and 2011, the liability related to the "Research and development funding arrangements and others" amounted to $7.9 million and $6.4 million, respectively, resulting from the accounting for the Baize research and development funding arrangements signed in December 2011 and December 2010. The liability balances are primarily related to the estimated fair values of the embedded derivative instruments resulting from the right of the investor, under both arrangements, to waive its right to receive potential future payments in exchange for Compugen ordinary shares.

As of December 31, 2012, cash and cash related accounts totaled $19.6 million compared with $22.4 million at December 31, 2011, representing a net decrease in cash and cash related accounts of $2.8 million for calendar year 2012. For calendar year 2013, Compugen anticipates gross cash expenditures of approximately $16 million, compared with gross cash expenditures of approximately $13 million for calendar 2012, without taking into account any revenues or other cash sources in either year. With respect to such revenues and other cash sources, Compugen currently anticipates the total such amount to be received during 2013 to be at least equal to the total amount received in 2012.  The cash and cash related accounts at both December 31, 2012 and December 31, 2011 do not include the market value of Compugen’s holdings of Evogene shares on such dates and the final installment due to Compugen at the end of April 2013 under the December 2011 Baize research and development funding arrangement, as amended.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its fourth quarter and yearend results today, February 20, 2013 at 10:00 a.m. EST. To access the conference call, please dial 1-888-668-9141 from the US or +972-3-918-0609 internationally.  The call will also be available via live webcast through Compugen’s website, located at the following link.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or +972-3-925-5904 internationally. The replay will be available through February 23, 2013.

About Compugen
Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology.  The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of selected product candidates from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2012, Compugen established operations in California for the development of oncology and immunology monoclonal antibody therapeutic candidates against Compugen drug targets. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which include  Compugen’s corporate objectives and  expectations regarding  revenues and other cash sources for 2013, include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are discussed in the "Risk Factors" section of Compugen’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011
Revenues	134	-	242	-
Cost of revenues*	168	-	201	-
Gross profit (loss)	(34)	-	41	-
Research and development expenses, net	2,608	1,854	9,442	6,778
Marketing and business development expenses	186	114	684	610
General and administrative expenses	1,013	1,102	3,457	4,591
Total operating expenses **	3,807	3,070	13,583	11,979
Operating loss	(3,841)	(3,070)	(13,542)	(11,979)
Financing loss, net ***	(1,532)	(1,323)	(86)	(306)
Other income	-	41	-	281
Net loss	(5,373)	(4,352)	(13,628)	(12,004)
Basic and diluted net loss per ordinary share	(0.15)	(0.13)	(0.38)	(0.35)
Weighted average number of Ordinary shares used in computing basic net loss per share	36,125,109	34,446,993	35,844,496	34,276,697
Weighted average number of Ordinary shares used in computing diluted net loss per share	36,125,109	34,446,993	36,249,262	34,276,697

* Three months ended December 31, 2012 amount reflects an adjustment from prior quarter; all amounts include non-cash stock based compensation.

**   Includes non-cash stock based compensation.

*** Includes non-cash loss due to required periodic re-measurement of fair value of exchange option and embedded derivatives within research and development arrangements of approximately $1,843 and $588 for the most recent quarter and for the year ended December 31, 2012, respectively, and $906 and $113 for the comparable periods of 2011.

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31, 2012	December 31, 2011
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	19,589	22,371
Restricted cash	96	92
Investment in Evogene	5,196	-
Accounts receivables and prepaid expenses	690	546
Total current assets	25,571	23,009

Non-current investments
Investment in Evogene	-	4,093
Long-term lease deposits	59	17
Severance pay fund	1,728	1,465
Total non-current investments	1,787	5,575

Long-term prepaid expenses	301	-

Property and equipment, net	1,250	497
Total assets	28,909	29,081

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	1,384	1,423
Total current liabilities	1,384	1,423

Non-current liabilities
Research and development funding arrangements and others	7,872	6,434
Accrued severance pay	1,981	1,643
Total non-current liabilities	9,853	8,077

Total shareholders’ equity	17,672	19,581
Total liabilities and shareholders’ equity	28,909	29,081